

SEC⎸ ⎹ISSION

10027266

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ANNUAL AUDITED REPORT
FORM X-17A-5
SEC Mail Processing
Section
PART III

FEB 24 2010

SEC FILE NUMBER
8- 42529

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Washington DC

REPORT FOR THE PERIOD BEGINNING___01/01/09___ AND ENDING___12/31/09___
          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saybrook Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___401 Wilshire Blvd   Suite 850___
(No. and Street)

___Santa Monica___ ___CA___ ___90401___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Barbara Luzzatto___ ___310-899-9200___
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Holthouse, Carlin & Van Trigt LLP___
(Name – if individual, state last, first, middle name)

___1601 Cloverfield Blvd, Suite 300 South, Santa Monica, CA 90404___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _Jon P. Scholz_ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Saybrook Capital Corp. , as

of _December 31_ , 20 _09_ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Partner
Title

See attached
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of _LOS ANGELES_ }

On _02/23/2010_ before me, _RACHEL MARIE WRIGHT, NOTARY PUBLIC_,

Date — Here Insert Name and Title of the Officer

personally appeared _JON P. SCHOTZ_

Name(s) of Signer(s)

_____,

RACHEL MARIE WRIGHT
Commission # 1820421
Notary Public - California
Los Angeles County
My Comm. Expires Oct 28, 2012

Place Notary Seal Above

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature _Rachel Marie Wright_

Signature of Notary Public

—————————— OPTIONAL ——————————

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: _____

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____

Capacity(ies) Claimed by Signer(s)

Signer's Name: _____
- ☐ Individual
- ☐ Corporate Officer — Title(s): _____
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: _____

Signer Is Representing: _____

RIGHT THUMBPRINT OF SIGNER
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Signer's Name: _____
- ☐ Individual
- ☐ Corporate Officer — Title(s): _____
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: _____

Signer Is Representing: _____

RIGHT THUMBPRINT OF SIGNER
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SAYBROOK CAPITAL CORP.
FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULES
AND REPORTS OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2009 AND 2008

This page is intentionally left blank.

SAYBROOK CAPITAL CORP.
DECEMBER 31, 2009 AND 2008

TABLE OF CONTENTS

All other supplemental information required by Rule 17a-5 and the Statement of Changes in Liabilities Subordinated to Claim of General Creditors has not been provided as the Registrant is excluded from the disclosure requirement or it is not applicable.



HOLTHOUSE
CARLIN &
VAN TRIGT LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Saybrook Capital Corp.:

We have audited the accompanying statements of financial condition of Saybrook Capital Corp. (the Company), a Delaware corporation, as of December 31, 2009 and 2008, and the related statements of operations and comprehensive loss, changes in shareholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal controls over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saybrook Capital Corp. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required under rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Santa Monica, California
February 10, 2010

SAYBROOK CAPITAL CORP.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2009 AND 2008

Assets

	2009	2008
Current assets		
Cash and cash equivalents	$ 198,058	$ 211,767
Total current assets	198,058	211,767
Property, equipment and leasehold improvements		
Furniture and equipment	28,161	28,161
Leasehold improvements	7,451	7,451
Total property, equipment and leasehold improvements	35,612	35,612
Less: accumulated depreciation and amortization	(35,612)	(35,612)
Net property, equipment and leasehold improvements	-	-
Other assets		
Notes receivable	5,051	15,632
Total other assets	5,051	15,632
Total assets	$ 203,109	$ 227,399

Liabilities and Shareholders' Equity

	2009	2008
Current liabilities		
Accounts payable and accrued expenses	$ -	$ 450
Due to affiliates, net	390	17
Total current liabilities	390	467
Commitments and contingencies (Notes 1 ,2, 5, 6 and 7)		
Shareholders' equity	202,719	226,932
Total liabilities and shareholders' equity	$ 203,109	$ 227,399

See accompanying notes to financial statements.

2

SAYBROOK CAPITAL CORP.
STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Income		
Loss on sale of investment	$ -	$ (81,300)
Interest income	335	1,428
Other income	-	496
Total income (loss)	335	(79,376)
Operating expenses		
FINRA fees, dues and subscriptions	4,662	5,500
Insurance	1,330	1,108
Professional fees - accounting	16,884	15,945
Professional fees - legal	290	3,284
Office expenses	551	1,415
Telephone	31	16
Total operating expenses	23,748	27,268
Operating loss before California Franchise tax	(23,413)	(106,644)
California Franchise tax, net of refunds received	800	200
Net loss before comprehensive income	(24,213)	(106,844)
Adjustments for comprehensive income:		
Reclassification adjustment for losses		
reported in net income (Note 4)	-	45,015
Net comprehensive loss	$ (24,213)	$ (61,829)

See accompanying notes to financial statements.

3

SAYBROOK CAPITAL CORP.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	Common Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Unrealized Gain (Loss) on Investment	Total Shareholders' Equity
	Shares	Amount				
Balance, December 31, 2007	9,999	$ 10	$ 288,990	$ 44,776	$ (45,015)	$ 288,761
Net comprehensive loss	-	-	-	(106,844)	45,015	(61,829)
Balance, December 31, 2008	9,999	10	288,990	(62,068)	-	226,932
Net comprehensive loss	-	-	-	(24,213)	-	(24,213)
Balance, December 31, 2009	9,999	$ 10	$ 288,990	$ (86,281)	$ -	$ 202,719

See accompanying notes to financial statements.

4

SAYBROOK CAPITAL CORP.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Cash flows from operating activities:		
Net loss	$ (24,213)	$ (106,844)
Adjustments to reconcile net loss		
to net cash used in operating activities:		
Loss on sale of investment	-	81,300
Changes in assets and liabilities:		
Accounts payable and accrued expenses	(450)	-
Due to affiliates, net	373	297
Net cash used in operating activities	(24,290)	(25,247)
Cash flows from investing activities:		
Proceeds from note receivable	10,581	5,825
Proceeds from sale of investment	-	16,215
Cash provided by investing activities	10,581	22,040
Net change in cash and cash equivalents	(13,709)	(3,207)
Cash and cash equivalents, beginning of year	211,767	214,974
Cash and cash equivalents, end of year	$ 198,058	$ 211,767
Supplemental disclosures of cash flow information:		
Cash paid during the year for CA Franchise Tax	$ 800	$ 200
Cash paid during the year for interest	$ -	$ -
Supplemental disclosure of non-cash investing transactions:		
Reclassification adjustment for realized losses		
reported in net comprehensive income	$ -	$ 45,015

See accompanying notes to financial statements.

5

SAYBROOK CAPITAL CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Organization and Nature of Business</u>

Saybrook Capital Corp., a Delaware corporation (the Company), incorporated on February 2, 1990, is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Company engages in municipal securities underwriting and trading as well as the sale of direct private placements through limited partnerships.

<u>FASB Accounting Standards Codification</u>

In June 2009, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accounted Accounting Principles.* This Statement is also known as FASB Accounting Standards Codification ("ASC") 105 – Generally Accepted Accounting Principles ("ASC 105-10", also the "Codification"). ASC 105-10 establishes the FASB Accounting Standards Codification as the single source of authoritative nongovernmental U.S. GAAP. The Codification will supersede all existing accounting and reporting standards. All other non-grandfathered accounting literature not included in the Codification will become non-authoritative. Following the Codification, the FASB will issue Accounting Standards Updates, which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification. The Company has included references to the Codification, as appropriate, in these financial statements. There was no effect on the Company's financial statements upon adoption of ASC 105-10.

<u>Basis of Accounting</u>

The Company uses the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Income and expenses are recorded as earned and incurred, respectively.

<u>Authorized Shares</u>

The Company's Certificate of Incorporation authorized the issuance of 10,000 shares of common stock having a par value of $0.001 per share. As of December 31, 2009 and 2008 9,999 shares of common stock were outstanding.

<u>Revenue Recognition</u>

Revenue from management and monthly engagement fees are recognized when services are performed and earned. Success fees are recognized when the services are completed, any contingencies no longer exist and the Company anticipates the realization of income through future cash payments.

<u>Statements of Cash Flows</u>

For purposes of the statements of cash flows, the Company considers all highly liquid unrestricted investments with an original maturity of three months or less to be cash equivalents.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, Equipment and Leasehold Improvements

Equipment, furniture and leasehold improvements are stated at cost. Depreciation and amortization expense is calculated principally on an accelerated method over the estimated economic useful lives of the assets, which are five to seven years, or, for leasehold improvements, the term of the lease, if shorter. Equipment, furniture and leasehold improvements were fully depreciated as of April 2003.

Income Taxes

The Company has elected to be treated as an S-Corporation for federal and state income tax purposes. Accordingly, the Company is not liable for federal income taxes and is liable for state income taxes of 1.5 percent of taxable income. The Company has no significant timing differences for state tax reporting and, accordingly, there are no deferred state tax assets or liabilities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to 2008 amounts to conform to the presentation of the 2009 financial statements.

Subsequent Events

Management has evaluated subsequent events through February 10, 2010, the date on which the financial statements were available to be issued and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statements.

NOTE 2.   CONCENTRATION OF CREDIT AND BUSINESS RISK

The Company's cash and cash equivalents are maintained in various bank accounts. The Company has exposure to credit risk to the extent that its cash and cash equivalents exceed amounts covered by federal deposit insurance. The Company believes that its credit risk is not significant.

The Company shares office space with affiliated companies and receives administrative support and other services for which it is not charged. The Company's additional operating costs, if it was required to reimburse the affiliate, are not known (see Note 7).

NOTE 2.   **CONCENTRATION OF CREDIT AND BUSINESS RISK (Continued)**

The Company generated no investment advisory fee revenue for the years ended December 31, 2009 and 2008.

NOTE 3.   **NOTES RECEIVABLE**

On October 3, 1995, the Company purchased an unsecured note receivable totaling $50,000, with interest at the rate of 15 percent payable semi-annually on March 1 and September 1. The principal balance was due June 30, 2004. Based upon the terms of the note, the Company received a secondary note receivable in the amount of $3,250, which represents the accrued interest on the note through March 1, 1996. The secondary note receivable carries the same terms as the primary note receivable. In 2009 and 2008, the Company received $10,581 and $5,825, respectively, which was recorded as a reduction in the notes receivable principal balance. Due to the uncertainty of the collection of the notes receivable, no interest income has been recorded during 2009 or 2008.

NOTE 4.   **FAIR VALUE MEASUREMENT**

During 2008, the Company adopted FASB ASC Topic 820, *Fair Value Measurement* ("ASC 820"). ASC 820 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements. Fair value is defined under ASC 820 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date.

Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value. As required by ASC 820 the Company's investments are classified within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy under ASC 820 and its applicability to the Company's investments are described below:

Level 1 – Pricing inputs are quoted prices available in active markets for identical investments as of the reporting date.

Level 2 – Pricing inputs are quoted prices for similar investments, or inputs that are observable, either directly or indirectly, for substantially the full term through corroboration with observable market data. Level 2 includes investments valued at quoted prices adjusted for legal or contractual restrictions specific to these investments.

Level 3 – Pricing inputs are unobservable, supported by little or no market activity, and reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability.

NOTE 4.   **FAIR VALUE MEASUREMENT (Continued)**

During 2008, the Company sold its entire investment in Ram Energy Resources, Inc. marketable securities, which was classified as a Level 1 investment. An accumulated unrealized loss of $45,015 was reclassified from net comprehensive loss and a realized loss on investment of $81,300 was reported in net loss before comprehensive loss in the statement of operations and comprehensive loss for the year ended December 31, 2008.

NOTE 5.   **OFFICE LEASE**

The Company leases office space under an operating lease which expires on February 28, 2013. The Company's affiliates also utilize the leased office space. The lease requires monthly rental payments, beginning March 1, 2008 of $45,579, which increase annually by 4 percent. The Company is a signatory to this lease; however, an affiliate of the Company makes the lease payments and incurs the rent expense. For the years ended December 31, 2009 and 2008, all required lease payments have been made by the affiliate. No rent expense was recorded for the years ended December 31, 2009 and 2008.

Future annual noncancelable rental commitments are as follows:

For the years ending December 31,		
2010	$	587,783
2011		611,294
2012		635,746
2013		106,641
Total minimum lease payments	$	1,941,464

NOTE 6.   **NET CAPITAL REQUIREMENTS**

As a broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1). In accordance with the net capital provisions of Rule 15c3-1, the Company is required to maintain a minimum net capital, defined as the greater of $100,000 or 6 2/3 percent of the Company's total aggregated indebtedness and a maximum net capital ratio of 15 to 1. The basic concept of the net capital rule is liquidity; its objective being to require a broker-dealer to have at all times sufficient liquid assets to meet its current liabilities.

At December 31, 2009, the Company had net capital of $197,668, which exceeded the minimum requirement ($100,000) by $97,668 and had an aggregated indebtedness to net capital ratio of .00 to 1. The Company may have future capital withdrawals, but management intends to limit these distributions so they will not cause the Company to be in violation of its net capital requirements.

NOTE 7. **RELATED PARTY TRANSACTIONS**

General Operating Expenses

An entity owned by the shareholders of the Company pays for all employee costs and certain operating expenses of the Company, except those expenses directly relating to broker-dealer transactions. As a result, the Company, at the discretion of the shareholders, pays a management fee to the related entity to reimburse for significant general operating expenses. No management fee was charged for these services for the years ended December 31, 2009 and 2008.

SAYBROOK CAPITAL CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2009

	Accounts From		
	Audited Financial Statements	Unaudited FOCUS Part II	Difference Increase (Decrease)
Total Shareholders' Equity	$ 202,719	$ 202,719	$ -
Deductions and/or Charges Non-allowable assets included in the following statement of financial condition captions: Note receivable	5,051	5,051	-
Total Non-Allowable Assets	5,051	5,051	-
Net capital	$ 197,668	$ 197,668	$ -
Total Aggregated Indebtedness (A.I.)	$ 390	$ 390	$ -
Minimum Net Capital - 6 2/3% of A.I.	$ 26	$ 26	
Minimum Net Capital Required	$ 100,000	$ 100,000	
Excess Net Capital	$ 97,668	$ 97,668	
Excess Net Capital at 1000%	$ 197,629	$ 77,668	(A)
Ratio of Aggregated Indebtedness to Net Capital	0.00 to 1	0.00 to 1	

(A) Excess Net Capital at 1000% is computed by FINRA during the submission of the FOCUS, Part II. There is currently a FINRA system error in this calculation that cannot be corrected by the Company. FINRA is aware of the problem.

See accompanying notes to financial statements and Report of Independent Public Accounting Firm.

SAYBROOK CAPITAL CORP.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2009

The provisions of this rule shall not be applicable to the Company, pursuant to Rule 15c3-3 (k) (2) (ii), who, as a broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

See Report of Independent Registered Public Accounting Firm.

SAYBROOK CAPITAL CORP.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2009

The provisions of this rule shall not be applicable to the Company, pursuant to Rule 15c3-3 (k) (2) (ii), who, as a broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

See Report of Independent Registered Public Accounting Firm.



Report of Independent Registered Public Account Firm on Internal Control
Required by SEC Rule 17a-5 for a Broker-Dealer
Claiming an Exemption from SEC Rule 15c3-3

To Board of Directors of
Saybrook Capital Corp.:

In planning and performing our audit of the financial statements and supplemental information of Saybrook Capital Corp. (the Company) for the year ended December 31, 2009, we considered its internal control over financial reporting, including control activities for safeguarding securities (collectively, internal controls), as a basis for designing our audit procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls. Accordingly, we do not express an opinion on the effectiveness of the Company's internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Report of Independent Registered Public Account Firm on Internal Control
Required by SEC Rule 17a-5 for a Broker-Dealer
Claiming an Exemption from SEC Rule 15c3-3
(Continued)

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal controls was for the limited purposes described in the first paragraph and would not necessarily identify all deficiencies in internal controls that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal controls that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material weakness for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of Board of Directors, management, the SEC, the New York Stock Exchange and other information and regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Holthouse Carlin & Van Trigt LLP

Santa Monica, California
February 10, 2010


HCVT

HOLTHOUSE
CARLIN &
VAN TRIGT LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of
Saybrook Capital Corp.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Saybrook Capital Corp. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Saybrook Capital Corp.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Saybrook Capital Corp.'s management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries to the general ledger noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 01, 2009 to March 31, 2009, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Reviewed Form SIPC-7T noting no adjustments to revenues reported on the FOCUS reports made;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related general ledger and FOCUS reports noting no differences; and

5. Reviewed Form SIPC-7T noting no overpayment was applied to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Holthouse Carlin & Van Trigt LLP

Santa Monica, California
February 10, 2010

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